Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 3 DATED JULY 12, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 463 - Controlled Subsidiary

On July 7, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 463 - Controlled Subsidiary”), for an initial purchase price of $537,925 which is the initial stated value of our equity interest in the Fundrise eFUND – 463 - Controlled Subsidiary (the “463 Investment”). The Fundrise eFUND – 463 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,176 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “463 Property”). The closing of both the 463 Investment and the 463 Property occurred concurrently.

The 463 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - 463 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 463 Investment (the “463 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 463 - Controlled Subsidiary, including the 463 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 463 Investment, paid directly by the Fundrise eFUND - 463 - Controlled Subsidiary.

In addition to the purchase price of $537,925, we anticipate additional hard costs of approximately $1,600 for the planned renovation intended to make the 463 Property tenantable. The business plan then entails renting the property for three to five years and selling the property for approximately $725,00, or $616 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 463 Investment is anticipated to be held for 36 to 60 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve up to a 34% profit margin upon sale based on a $725,000, or $616 PSF, sellout price. However, there can be no assurance that such value will be achieved.

The 463 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.